EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NEXTWAVE WIRELESS INC.

NextWave Wireless Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is NextWave Wireless Inc.

SECOND: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on June 29, 2006.

THIRD: The first paragraph of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock which this corporation has authority to issue is fifty seven million, one hundred forty two thousand, eight hundred fifty seven (57,142,857) with a par value of $0.007 per share. The total number of shares of Preferred Stock which this corporation has authority to issue is twenty-five million (25,000,000) with a par value of $0.001 per share.

FOURTH: The following is hereby added at the end of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation:

Reverse Stock Split

On the effective date of the amendment revising Article IV and adding this paragraph to Article IV pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), each share of Common Stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be and hereby is, reclassified as and changed into one-seventh (1/7) of a share of Common Stock, par value $0.007 per share (the “New Common Stock”). Each outstanding stock certificate which immediately before the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by one-seventh (1/7), and shares of Old Common Stock held in uncertificated form shall be treated in the same manner. No fractional shares of New Common Stock will be issued, and stockholders who would otherwise be entitled to receive one or more fractional shares of New Common Stock shall instead receive a cash payment equal to the fair value, as determined by the Board of Directors, of such fractional shares as of the Effective Date.

FIFTH: This Amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted by unanimous consent of the Board of Directors of the Corporation, who have been duly elected and qualified, in accordance with the provisions of Section 242 of the DGCL.

SIXTH: The effective date of this Amendment will be Monday, June 21, 2010 at 12:01 A.M.

[Signature Page Follows]

IN WITNESS WHEREOF, NextWave Wireless Inc. has caused this Certificate of Amendment to be signed by its Executive Vice President and Chief Financial Officer this 18th day of June, 2010.

NEXTWAVE WIRELESS INC.

By:	/s/ Francis J. Harding
Name:	Francis J. Harding
Title:	Executive Vice President and Chief Financial Officer

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